UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEMGROUP CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

81663A105

(CUSIP Number)

Thomas E. Long

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663A105	13D

1	Names of Reporting Persons ETC Texas Pipeline, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1)	Based on 78,686,816 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of SemGroup Corporation (the “Issuer”) outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons LG PL, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons La Grange Acquisition, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons LA GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons Heritage ETC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons Heritage ETC GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons Energy Transfer Operating, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons Energy Transfer Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons Energy Transfer Partners, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons Energy Transfer LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons LE GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

1	Names of Reporting Persons Kelcy L. Warren
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,027

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person IN

(1)	Based on 78,686,816 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2019.

CUSIP No. 81663A105	13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of SemGroup Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

Item 2.	Identity and Background.

(a)	The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	ETC Texas Pipeline, Ltd., a Texas limited partnership (“ETC”);

•	LG PL, LLC, a Texas limited liability company (“LG PL”);

•	La Grange Acquisition, L.P., a Texas limited partnership (“La Grange”);

•	LA GP, LLC, a Texas limited liability company (“LA GP”);

•	Heritage ETC, L.P., a Delaware limited partnership (“Heritage”);

•	Heritage ETC GP, L.L.C., a Delaware limited liability company (“Heritage GP”);

•	Energy Transfer Operating, L.P., a Delaware limited partnership (“ETO”);

•	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

•	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

•	Energy Transfer LP, a Delaware limited partnership (“ET”);

•	LE GP, LLC, a Delaware limited liability company (“LE GP”); and

•	Kelcy L. Warren (“Mr. Warren”).

Information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), including name, business address, present principal occupation or employment, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

(b)	The address for each of the Reporting Persons is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.

(c)

The principal business of ETO is to provide midstream services to producers and consumers of natural gas, natural gas liquids, crude oil and refined products through its subsidiaries, including ETC, LG PL, La Grange, LA GP, Heritage and Heritage GP. The general partner of ETO is ETP GP. The principal business of ETP GP is serving as the general partner of ETO. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is to serve as the general partner of ETP GP and to own certain equity securities of other entities. The principal business of ET is to own all of the interests in the general partner of ETO and certain equity securities of ETO, to acquire interests in other publicly traded partnerships and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ET is LE GP. The principal business of LE GP is serving as the general partner of ET. Mr. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board and Chief Executive Officer of LE GP.

CUSIP No. 81663A105	13D

(d)-(e)

During the past five years, none of the Reporting Persons, and none of the Listed Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

ETC, LG PL, La Grange and LA GP are each organized under the laws of the State of Texas. Heritage, Heritage GP, ETO, ETP GP, ETP LLC, ET and LE GP are each organized under the laws of the State of Delaware. Mr. Warren is a citizen of the United States of America. He is the Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board and Chief Executive Officer of LE GP.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock beneficially owned by the Reporting Persons were acquired as the result of the merger of Regency Energy Partners LP and Energy Transfer Partners, L.P. (the predecessor in interest to ETO) on April 30, 2015.

As described in Item 4, ET entered into the Support Agreement (as defined below) with Nautilus Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of ET (“Merger Sub”), the Issuer and WP SemGroup Holdco, LLC, a Delaware limited liability company (the “Stockholder”), as a condition of and material inducement to ET, Merger Sub and the Issuer entering into the Merger Agreement (as defined below). As a result of the Support Agreement, the Reporting Persons and the Stockholder may each be deemed to be a member of a group for purposes of Section 13(d). However, each Reporting Person disclaims beneficial ownership of any securities held by the Stockholder.

Item 4.	Purpose of Transaction.

Merger Agreement

On September 15, 2019, ET entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merger Sub and the Issuer. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving entity and a subsidiary of ET. On September 15, 2019, the board of directors of LE GP, and the board of directors of the Issuer unanimously approved the Merger Agreement.

CUSIP No. 81663A105	13D

Pursuant to the Merger Agreement, at the effective time of the Merger, and as a result of the Merger:

•

each share of Class A Common Stock of the Issuer will be converted into the right to receive (i) $6.80 in cash, without interest, and (ii) 0.7275 of a common unit representing a limited partner interest in ET (collectively, the “Merger Consideration”);

•

each share of Series A Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Preferred Stock”) will, at the election of the holders of a majority of such shares, either (i) convert into shares entitled to receive the Merger Consideration, (ii) be exchanged for a “substantially equivalent security” or (iii) be redeemed by the Issuer for cash at a price per share equal to 101% of the “liquidation preference”;

•

each award of restricted share units, vested or unvested (other than those held by non-employee directors of the Issuer), will be assumed by ET and converted into a restricted unit award to receive ET common units;

•	each restricted stock award (other than those held by non-employee directors of the Issuer) will be assumed by ET and converted into an ET restricted stock award;

•

each award of performance share units that is outstanding and vested will be cancelled in exchange for the payment of the Merger Consideration, and each award of performance share units that is unvested will be cancelled without consideration; and

•

each restricted stock award and restricted share unit that is held by a non-employee director of the Issuer will become fully vested and will be cancelled in exchange for the payment of the Merger Consideration.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) adoption of the Merger Agreement by holders of a majority of the outstanding shares of Class A Common Stock and Preferred Stock (on an as-converted basis), voting as a single class, entitled to vote thereon, (ii) absence of any court order or regulatory injunction prohibiting completion of the Merger, (iii) expiration or termination of review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) effectiveness of ET’s registration statement on Form S-4 to register the ET common units to be issued in the Merger, (v) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (vi) the authorization for listing of ET common units to be issued in the Merger on the New York Stock Exchange, and (vii) compliance by the other party in all material respects with its covenants.

ET and the Issuer have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of ET’s and the Issuer’s business between the date of the signing of the Merger Agreement and the closing date of the Merger and (ii) the efforts of the parties to cause the Merger to be completed, including actions which may be necessary to cause the expiration or termination of the waiting period under the HSR Act.

CUSIP No. 81663A105	13D

The Merger Agreement contains certain termination rights for ET and the Issuer. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, the Issuer may be required to reimburse ET’s expenses up to $27.25 million or pay ET a termination fee equal to $54.5 million.

Support Agreement

Contemporaneously with the execution of the Merger Agreement, ET and Merger Sub entered into a Support Agreement (the “Support Agreement”) with the Issuer and the Stockholder. Pursuant to the Support Agreement, the Stockholder agreed to, among other things, vote all of its shares in the Issuer that it owns as of the record date for the Issuer’s stockholder meeting (i) in favor of the adoption of the Merger Agreement, (ii) against any acquisition proposal, and (iii) against any action, agreement, transaction or proposal that is intended, would reasonably be expected or the result of which would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement. In addition, the Stockholder has agreed not to dispose of its shares prior to the completion of the Merger and to grant ET an irrevocable proxy to vote its shares in favor of the Merger Agreement in the event that the Stockholder fails to vote in the manner described above.

The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 78,686,816 shares of Class A Common Stock issued and outstanding as of September 13, 2019:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ETC Texas Pipeline, Ltd.	4,027	*	0	4,027	0	4,027
LG PL, LLC	4,027	*	0	4,027	0	4,027
La Grange Acquisition, L.P.	4,027	*	0	4,027	0	4,027
LA GP, LLC	4,027	*	0	4,027	0	4,027
Heritage ETC, L.P.	4,027	*	0	4,027	0	4,027

CUSIP No. 81663A105	13D

Heritage ETC GP	4,027	*	0	4,027	0	4,027
Energy Transfer Operating, L.P.	4,027	*	0	4,027	0	4,027
Energy Transfer Partners GP, L.P.	4,027	*	0	4,027	0	4,027
Energy Transfer Partners, L.L.C.	4,027	*	0	4,027	0	4,027
Energy Transfer LP	4,027	*	0	4,027	0	4,027
LE GP, LLC	4,027	*	0	4,027	0	4,027
Kelcy L. Warren	4,027	*	0	4,027	0	4,027

*	Less than 0.1%

ETC is the record holder of 4,027 shares Class A Common Stock. Mr. Warren is the Chairman of the Board of, and holds a majority interest in, LE GP, which is the general partner of ET. ET is the sole member of ETP LLC, which is the general partner of ETP GP. ETP GP is the general partner of ETO, which is the sole member of Heritage GP. Heritage GP is the general partner of Heritage, which is the sole member of LA GP. LA GP is the general partner of La Grange, which is the sole member of LG PL, which is the general partner of ETC. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the Class A Common Stock held by ETC.

As a result entering into the Support Agreement, the Reporting Persons and the Stockholder may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or the Stockholder are members of any such group. The Stockholder has filed a Schedule 13G with the Securities and Exchange Commission reporting that, as of June 30, 2019, it beneficially owned 10,051,574 shares of Class A Common Stock representing 11.0% of the total Class A Common Stock outstanding as of that date. Each Reporting Person disclaims beneficial ownership of the Class A Common Stock that may be deemed to be beneficially owned by the Stockholder.

(c)

Except as described in Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Listed Persons, has effected any transaction in the Class A Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement and the Support Agreement, and is incorporated herein by reference. A copy of each of these agreements is filed as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

CUSIP No. 81663A105	13D

Except as set forth herein, none of the Reporting Persons or Listed Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger, dated as of September 15, 2019, by and among Energy Transfer LP, Nautilus Merger Sub LLC and SemGroup Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed September 16, 2019 by Energy Transfer LP).

3	Support Agreement, dated as of September 15, 2019, by and among Energy Transfer LP, Nautilus Merger Sub LLC, SemGroup Corporation and WP SemGroup Holdco, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed September 16, 2019 by Energy Transfer LP).

CUSIP No. 81663A105	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2019

By:	/s/ Kelcy L. Warren

Name: Kelcy L. Warren

LE GP, LLC

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

ENERGY TRANSFER LP

By: LE GP, LLC, its general partner

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

ETC TEXAS PIPELINE, LTD.

By: LG PL, LLC, its general partner

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

[Signature Page to Schedule 13D]

CUSIP No. 81663A105	13D

LG PL, LLC

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

LA GRANGE ACQUISITION, L.P.

By: LA GP, LLC, its general partner

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

LA GP, LLC

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

[Signature Page to Schedule 13D]

CUSIP No. 81663A105	13D

ENERGY TRANSFER OPERATING, L.P.

By: Energy Transfer Partners GP, L.P., its general partner

By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

ENERGY TRANSFER PARTNERS GP, L.P.

By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

[Signature Page to Schedule 13D]

CUSIP No. 81663A105	13D

HERITAGE ETC, L.P.

By: Heritage ETC GP, L.L.C., its general partner

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

HERITAGE ETC GP, L.L.C.

By:	/s/ Thomas E. Long

Name: Thomas E. Long
Title: Chief Financial Officer

[Signature Page to Schedule 13D]

SCHEDULE A

Listed Persons

(as of September 25, 2019)

LE GP, LLC

Name and Business Address	Capacity in Which Individual Serves LE GP	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman and Chief Executive Officer of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Financial Officer	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director, President and Chief Commercial Officer	President and Chief Commercial Officer of LE GP, LLC

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President, General Counsel and President – LNG	Executive Vice President, General Counsel and President — LNG of LE GP, LLC

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President — Head of Tax of LE GP, LLC and Executive Vice President — Head of Tax of Energy Transfer Partners, L.L.C.

John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Special Advisor	Special Advisor to LE GP, LLC

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Operating Officer	Chief Operating Officer of LE GP, LLC and President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Steven R. Anderson 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Vice President of Mergers and Acquisitions of Energy Transfer LP

Richard D. Brannon 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Chief Executive Officer of CH4 Energy II, III, IV, V and Six

Ray C. Davis 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Owner and Co-Chairman of Texas Rangers Baseball Club

Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.

Ray W. Washburne 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Executive Officer of Charter Holdings, Inc.

LG PL, LLC

Name and Business Address	Capacity in Which Individual Serves LG PL, LLC	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman and Chief Executive Officer of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Financial Officer	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Commercial Officer	President and Chief Commercial Officer of LE GP, LLC

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Chief Operating Officer	Chief Operating Officer of LE GP, LLC and President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President — Head of Tax of LE GP, LLC and Executive Vice President — Head of Tax of Energy Transfer Partners, L.L.C.

James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.

LA GP, LLC

Name and Business Address	Capacity in Which Individual Serves LA GP, LLC	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman and Chief Executive Officer of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Financial Officer	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Commercial Officer	President and Chief Commercial Officer of LE GP, LLC

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Chief Operating Officer	Chief Operating Officer of LE GP, LLC and President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President — Head of Tax of LE GP, LLC and Executive Vice President — Head of Tax of Energy Transfer Partners, L.L.C.

James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.

Energy Transfer Partners, L.L.C.

Name and Business Address	Capacity in Which Individual Serves Energy Transfer Partners, L.L.C.	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman and Chief Executive Officer of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Financial Officer	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director, President and Chief Operating Officer	Chief Operating Officer of LE GP, LLC and Director, President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President — Head of Tax of LE GP, LLC and Executive Vice President — Head of Tax of Energy Transfer Partners, L.L.C.

James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director, Chief Commercial Officer	President and Chief Commercial Officer of LE GP, LLC

David D. Skidmore 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Vice President of Ventex Oil & Gas, Inc.

W. Brett Smith 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Managing Partner of Rubicon Oil & Gas, LLC

William P. Williams 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Former Vice President of Measurement of Energy Transfer Partners, L.P.

Hertiage ETC GP, L.L.C.

Name and Business Address	Capacity in Which Individual Serves Heritage ETC GP, L.L.C.	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman and Chief Executive Officer of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Financial Officer	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Chief Operating Officer	Chief Operating Officer of LE GP, LLC and President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President — Head of Tax of LE GP, LLC and Executive Vice President — Head of Tax of Energy Transfer Partners, L.L.C.

James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.